UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Blue Bird Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share (“Common Shares”)

(Title of Class of Securities)

095306106

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,492,006 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,492,006 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,006 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes (a) 862,811 Common Shares that could be obtained upon conversion of 100,000 of the Issuer’s 7.625% Series A Convertible Cumulative Preferred Stock (the “Series A Shares”) held directly by Coliseum School Bus Holdings, LLC and (b) 512,000 warrants, each of which entitles the reporting person to purchase 0.5 Common Shares (“Warrants”).

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,802,980 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,802,980 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,802,980 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.8% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 689,386 Common Shares that could be obtained upon conversion of 79,900 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 396,295 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum School Bus Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 862,811 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 862,811 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 862,811 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,374,376 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,374,376 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,374,376 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 582,398 Common Shares that could be obtained upon conversion of 67,500 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 310,505 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 428,604 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 428,604 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 428,604 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (a) 106,988 Common Shares that could be obtained upon conversion of 12,400 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 85,790 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,492,006 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,492,006 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,006 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 862,811 Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 512,000 Warrants.

CUSIP No. 095306106 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,492,006 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,492,006 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,492,006 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 862,811 Common Shares that could be obtained upon conversion of 100,000 Series A Shares held directly by Coliseum School Bus Holdings, LLC and (b) 512,000 Warrants.

CUSIP No. 095306106 (Common Stock)

Explanatory Note: This Amendment No. 1 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 10, 2015, amends and supplements the items set forth herein.

As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum School Bus Holdings, LLC, a Delaware limited liability company (“CSB”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray, a director of the Issuer (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The source and amount of funds used in purchasing warrants (the “Warrants”) to purchase 0.5 shares of common stock, $0.0001 par value per share (the “Common Shares”) of Blue Bird Corporation (the “Issuer”) on February 26, 2016 were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$155,252.50
CCP2	Working Capital	$42,895.00
Separate Account	Working Capital	$57,852.50

Item 4 Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On February 26, 2016, the Filers purchased 512,000 of the Issuer’s outstanding Warrants, each of which entitles the Filers to purchase 0.5 Common Shares.

CUSIP No. 095306106 (Common Stock)

The Filers acquired the Common Shares, the Series A Shares and the Warrants for investment purposes, and such purposes were made in the Filers’ ordinary course of business. In pursuing such investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares, the Series A Shares and the Warrants at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, the Series A Shares or the Warrants, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Filers’ modifying their ownership of the Common Shares, the Series A Shares or the Warrants, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares, Series A Shares or Warrants or dispose of all Common Shares, Series A Shares or Warrants beneficially owned by them, in public market or privately negotiated transactions. The Filers may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 23,030,028 of Common Shares outstanding as of February 7, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2016, filed with the Commission on February 9, 2017.

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Sale	02/14/2017	148,950	$17.00
CCP2	Sale	02/14/2017	37,702	$17.00
Separate Account	Sale	02/14/2017	53,757	$17.00
CCP	Sale	02/15/2017	1,858	$17.00
CCP2	Sale	02/15/2017	471	$17.00
Separate Account	Sale	02/15/2017	671	$17.00

Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Shares or the Warrants reported herein.

The information in Items 4 and 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares, the Series A Shares and the Warrants. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from the Separate Account and CC may have the right to receive performance-related fees from CCP and CCP2.

The information in Item 4 is incorporated herein by reference.

CUSIP No. 095306106 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 16, 2017

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM SCHOOL BUS HOLDINGS, LLC		COLISEUM CAPITAL PARTNERS, L.P.

By:	Coliseum Capital Management, LLC, Manager	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS II, L.P.		CHRISTOPHER SHACKELTON

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta		/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

ADAM GRAY

/s/ Thomas Sparta
Thomas Sparta, Attorney-in-fact